UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On February 5, 2013, Cencosud S.A. (“Cencosud” or the “Company”), pursuant to Chilean law, issued a Notice to Shareholders (an English translation of which is attached hereto as an exhibit) announcing the registration of securities by the Superintendency of Securities and Insurance.

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

[Summary English Translation]

CENCOSUD S.A.

REGISTRATION OF SECURITIES No. 743

ISSUANCE OF SHARES

Santiago, February 5, 2013

Dear Shareholder:

I would hereby like to inform you of the following:

a) In an extraordinary shareholders meeting of the Company held on November 20, 2012, the minutes of which were registered as a public deed with the date of November 22, 2012, in the Office of Santiago Notary Mr. José Musalem Saffie, it was agreed to increase the share capital of the Company in the amount of Ch$835 billion, through the issuance of 332,987,717 shares of a single series with no nominal value.

An excerpt of the above mentioned deed was registered on page 84,201 No. 58,884 of the Santiago Registry of Commerce on November 28, 2012, and published in the Official Newspaper No. 40,423 dated November 30, 2012.

Of the total amount of the issuance, which amounts to 332,987,717 shares, up to 10% of the total amount of the issuance, which is 33,298,771 shares, will be allocated to workers’ compensation plans of the Company and its subsidiaries in proportion to the number of shares of the increase in capital, to the extent not reserved for such purposes, they are effectively subscribed. That part of the issuance is not intended for the previously mentioned compensation plan, i.e. 299,688,946 shares, which will preferably be offered to shareholders of the Company entitled to subscribe.

b) On February 4th, 2013, the Superintendency of Securities and Insurance registered in the Securities Registry under No. 970, the issuance of 332,987,717 shares of a single series and no nominal value, for a total of Ch$835 billion, from the aforementioned capital increase. The deadline for the issuance, subscription and payment of these actions is 3 years from the date of November 20, 2012, except that part which will go to a compensation plan for employees of the Company and its subsidiaries, which is up to 33,298,771 shares, for which the deadline for subscription to them and paying them will be 5 years from that date.

c) The funds obtained from this share issuance will be used to prepay all or part of the unpaid balance of short-term debt undertaken on October 17, 2012 with JP Morgan Chase Bank (Bridge Loan Agreement) by the Company upon purchasing Carrefour’s operations in Colombia, without prejudice to other uses that the Board may decide upon in addressing the needs of the Company.

d) The part of this issuance that is not intended for the workers’ compensation plan of the Company and its subsidiaries, provides preference to the shareholders of the Company, entitled to subscribe to 0.1195359425 new shares for each share they own registered in the shareholders registry at midnight on February 6th, 2013. These shares will be offered at a price of Ch$2,600 per share, and must be paid upon subscription of the shares in cash, cashier’s check or electronic funds transfer, in Chilean pesos, the currency of the Republic of Chile.

e) Shareholders entitled to subscribe to the shares or assignees of the options must state in writing to the issuing Company of its intention to subscribe them, within 30 days from the start date of the option, ie between February 12 and March 14th , 2013, meaning that they will have to forego their rights if they do not subscribe within this period.

f) The preferential subscription rights are essentially waived and transferable within 30 days as mentioned in letter e) above. The transfer of the options must be made by private deed signed by the transferor and the transferee before two adult witnesses or before a broker or a notary public, or by public deed signed by the transferor and transferee. The assignment shall affect only the Company and the third party once it becomes aware of the same, in view of the document evidencing the assignment and the respective certificate of rights to the option, should the latter have been issued and withdrawn from the Company.

The Company will make available to shareholders or transferees upon request, certificates consisting of preferential subscription rights held. These will be issued the following business day in which the Company receives the respective communication and may be withdrawn at the address: Golf 140, first floor, Las Condes, Santiago, between 09:00 and 17:00 hours. Any other information regarding the transferring of rights can be accessed directly from the Company.

g) The shares not subscribed to by the shareholders or assignees entitled to them, and the actions that originate in fractions of the apportionment among shareholders, may not be offered, for a period of 30 days from the date of expiration of the preferential subscription rights offer to third parties at lower values or on terms more favorable than preferred shareholders. After the period of 30 days referred to above, the shares may be offered to third parties on terms and prices different than those of the preferred bidder, as determined by the Board, at the times and amounts as the Board deems appropriate, the latter being authorized to determine procedures for this purpose, as established by Law No. 18,046 for Corporations, their Rules and administrative regulations of the Superintendent of Securities and Insurance.

h) Summary of the monthly traded shares in the Company on the stock exchange during the last twelve months:

Month	Shares Traded	Volumes Traded (Ch$)	Average Price (Ch$/share)
01-2012	40,118,052	115,925,701,205	2,890
02-2012	34,898,989	104,996,144,080	3,009
03-2012	36,616,682	116,765,868,466	3,189
04-2012	35,382,347	108,207,865,977	3,058
05-2012	41,876,987	120,750,886,902	2,883
06-2012	222,289,174	598,806,138,715	2,694
07-2012	76,682,920	214,229,359,830	2,794
08-2012	64,361,722	177,960,816,263	2,765
09-2012	51,472,306	144,326,688,689	2,804
10-2012	74,485,619	201,482,604,771	2,705
11-2012	31,980,692	81,660,249,608	2,553
12-2012	62,168,552	160,821,370,529	2,587

The information provided in the table above corresponds to a consolidated monthly amount traded in the Stock Market of the Santiago Stock Exchange (“Bolsa de Comercio de Santiago Bolsa de Valores”), on the Stock Brokers Stock Exchange (“Bolsa de Corredores Bolsa de Valores”) and the Chilean Electronic Stock Exchange (“Bolsa Electrónica de Chile”).

i) These actions are classified as First Class Level 1 with stable outlook and First Class Level 1 by the risk rating companies Clasificadora de Riesgo Humphreys Ltda. and Feller Rate Clasificadora de Riesgo Ltda, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Dario Jose Amenabar Zegers
Name:	Dario Jose Amenabar Zegers
Title:	Regional Financial Manager

Date: February 6, 2013